NOTICE OF CONSUMMATION

OF

MERGER

OF

LRTA, INC.

WITH AND INTO

THE ARISTOTLE CORPORATION

To: Former Stockholders of The Aristotle Corporation

NOTICE IS HEREBY GIVEN, pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the "DGCL"), that the short-form merger (the "Merger") of LRTA, Inc., a Delaware corporation ("Acquisition Co."), with and into The Aristotle Corporation, a Delaware corporation ("Aristotle"), became effective at 8:00 a.m., EST, on November 18, 2009 (the "Effective Date"). Immediately prior to the Effective Date, Acquisition Co., a wholly-owned subsidiary of Geneve Corporation ("Geneve") and certain of its affiliates, owned more than 90% of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Aristotle. Accordingly, under applicable Delaware law, no action by the stockholders of Aristotle (other than Acquisition Co.) was required for the Merger to become effective.

Pursuant to the terms of the Merger, (i) each share of Common Stock (A) not owned by Acquisition Co. and (B) as to which appraisal rights have not been perfected (as described in the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3"), and as previously provided to you), held immediately prior to the Effective Date now represents only the right to receive $5.50 per share in cash, without interest (the "Common Stock Merger Price"); and (ii) each share of Series I Preferred Stock, par value $0.01 per share ("Series I Preferred Stock"), of Aristotle (A) not owned by Geneve and (B) as to which appraisal rights have not been perfected (as described in the Schedule 13E-3), held immediately prior to the Effective Date now represents only the right to receive $7.00 per share in cash, without interest, plus accrued and unpaid dividends to the Effective Date of $.0875 per share (the "Series I Preferred Stock Merger Price"). As a result of the Merger, the separate corporate existence of Acquisition Co. has terminated, and the former stockholders of Acquisition Co. are the only stockholders of Aristotle. Your interest as a stockholder in Aristotle ceased as of the Effective Date and your only interest in Aristotle is now (A) the right to the receive the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be, as described herein or (B) your appraisal rights with respect to shares of Common Stock and/or Series I Preferred Stock, provided you have previously perfected those appraisal rights pursuant to Section 262(d)(2) of the DGCL.

The enclosed Letter of Transmittal provides you with instructions on exchanging your shares of Common Stock and/or Series I Preferred Stock for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be. Please read and follow carefully the instructions set forth in the Letter of Transmittal to obtain payment for your shares of Common Stock and/or Series I Preferred Stock. You should note that the method of delivery of the Letter of Transmittal, the stock certificate(s) and any other required documentation is at your option and risk. If the decision is made to send the Letter of Transmittal, the stock certificate(s) and any other required documentation by mail, it is strongly recommended that such Letter of Transmittal, stock certificate(s) and required documentation be sent by registered mail, properly insured, with return receipt requested.

Following receipt of your properly completed and executed Letter of Transmittal, stock certificate(s) and any other documents required by the Letter of Transmittal, American Stock Transfer and Trust Company (the "Paying Agent") will mail you the cash payment for your shares of Common Stock and/or Series I Preferred Stock, as the case may be, to the address shown for you in the Letter of Transmittal, unless you provide a different address in accordance with the instructions in the Letter of Transmittal. You will not receive the cash payment until the Paying Agent receives your properly completed and executed Letter of Transmittal, the certificate(s) for your shares of Common Stock and/or Series I Preferred Stock and any other documents required by the Letter of Transmittal.

Except as set forth in the following paragraph, former stockholders of Aristotle who have perfected their appraisal rights pursuant to Section 262(d)(2) of the DGCL should not deliver the certificate(s) for their shares of Common Stock and/or Series I Preferred Stock as set forth in the Letter of Transmittal; rather, such former stockholders should continue to comply with the provisions set forth in Section 262 of the DGCL. Those provisions are summarized in the Schedule 13E-3, and a copy of Section 262 of the DGCL was attached to the Notice of Availability of Appraisal Rights which was previously provided to you.

Former stockholders of Aristotle who have perfected their appraisal rights, but now wish to relinquish those rights, may do so by completing and executing the Letter of Transmittal and delivering certificate(s) for their shares of Common Stock and/or Series I Preferred Stock and any other documents required by the Letter of Transmittal to the Paying Agent in exchange for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as applicable.

If you have any questions with respect to the foregoing, please contact the Paying Agent at (877) 248-6410 (toll free) or (718) 921-8317.

THE ARISTOTLE CORPORATION

November 18, 2009